February 2008 Pricing Sheet dated February 12, 2008 relating to Preliminary Terms No. 517 dated February 7, 2008 to Registration Statement No. 333-131266 Filed pursuant to Rule 433
INTEREST RATE STRUCTURED PRODUCTS

Senior Floating Rate Notes due March 5, 2018
U.S. Inflation Index Linked Notes

PRICING TERMS– FEBRUARY 12, 2008
Issuer:	Morgan Stanley
Aggregate principal amount:	$10,000,000. We may increase the aggregate principal amount prior to the original issue date but are not required to do so.
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	February 12, 2008
Original issue date:	March 5, 2008 (15 business days after the pricing date)
Maturity date:	March 5, 2018
Interest Accrual Date:	March 5, 2008
Principal protection:	100%
Initial interest rate:	6.125% from and including the original issue date to but excluding the initial interest reset date
Initial interest reset date:	March 5, 2009
Interest:
For each interest payment period following the initial interest payment period:
[(CPIt  – CPIt-12) / CPIt-12] + Spread; where
CPI = The Consumer Price Index, which is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor and published on Bloomberg CPURNSA or any successor service.
CPIt = CPI for the applicable reference month, as published on Bloomberg CPURNSA; and
CPIt-12 = CPI for the twelfth month prior to the applicable reference month, as published on Bloomberg CPURNSA.

Spread:	2.20%
Minimum interest rate:	0.00%
Interest payment period:	Monthly
Interest payment dates:
The 5th day of each month, beginning April 2008; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Interest reset dates:	The 5th day of each month, beginning March 2009, whether or not such day is a business day
Interest determination dates:	Each interest reset date
Day-count convention:	Actual/Actual
Reporting Service:	Bloomberg CPURNSA
Redemption percentage at maturity:	100%	Redemption: N/A	Redemption dates: N/A
Specified currency:	U.S. dollars
Trustee:	The Bank of New York
CUSIP:	61745EUW9
Book-entry or certificated note: Book Entry	Business day: New York
Agent: Morgan Stanley & Co. Incorporated	Calculation agent: Morgan Stanley Capital Services Inc.
Commissions and Issue Price:	Price to public	Agent’s commissions(1)	Proceeds to company
Per Note	100%	1.75%	98.25%
Total	$10,000,000	$175,000	$9,825,000
(1) For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY TERMS DESCRIBING THE OFFERING, AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Preliminary Terms No. 517 dated February 7, 2008
Amendment No. 1 to Prospectus Supplement dated July 24, 2007               Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the  offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.